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DeFi Technologies' Wholly-Owned Subsidiary, Valour Structured Products, Announces a Record First Trading Day of its Newly Launched Cardano ETP with over $110M SEK traded

Highlights:

-Valour experienced record investor interest in Cardano (ADA) ETP (VALOUR CARDANO SEK - CH1114178796) ("Cardano ETP") on the Nordic Growth Market (NGM) stock exchange that was listed on May 18, 2021.
-Total traded volume on the first day of trading of the Cardano ETP sat at over $110M SEK.
-ETH Zero and BTC Zero also had active trading days with each over $55M SEK in volume.
-DeFi and Valour will continue to launch its suite of cutting edge ETP's with a focus on protocols that are ESG compliant such as our Cardano ETP with market demand for our novel products growing exponentially

TORONTO, May 20, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI, GR: RMJR, OTC: DEFTF) announces that its wholly owned subsidiary, Valour Structured Products, has experienced record trading in Cardano (ADA) ETP (VALOUR CARDANO SEK - CH1114178796) on the NGM stock exchange in its first day of listing.

Cardano is an open-source, proof-of-stake blockchain platform which facilitates decentralized applications and peer-to-peer transactions via its native token, ADA. With a research driven approach and focus on the security, scalability, ESG compliance and programmability, Cardano's development has been propelled in the past year. This, and increasing interest in the efficiency of proof-of-stake blockchains, has seen the ADA token move to the fourth largest digital asset by market capitalization in the past week.

Wouter Witvoet, CEO of Defi Technologies comments "It's been tremendously exciting to see such clear market adoption of yet another novel exchange traded product. It shows that making investments in DeFi protocols easier is what people have been waiting for. I cannot be more excited about Valour's upcoming Polkadot launch and other products that are in the pipeline to add to our vision of removing barriers to entry when it comes to investing in decentralized finance."

By gaining exposure to digital assets via Valour, shareholders of DeFi Technologies benefit from the standardization, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each product that is bought and sold on the NGM, Valour purchases or sells the equivalent amount of the underlying asset, meaning the products are fully backed at all times.

About the Cardano ETP
Valour Cardano SEK (ISIN: CH1114178796) is a fully-hedged, passive investment product with Cardano's native token, ADA, as its underlying assets. The new Valour ETP, available in Swedish krona, are traded on the NGM, a regulated stock exchange in Stockholm, Sweden, under local ticker VALOUR CARDANO SEK. Available for purchase via banks or brokers in the same way as any other security, Valour's ETPs remove the mystery, complexity and costs of ADA investment and custody that have thus far impeded mainstream adoption of digital assets and decentralised finance.

About Valour Structured Products Inc.:
Valour Structured Products Inc. issues exchange-listed financial products that enable retail and institutional investors to access investments in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR:RMJR, OTC: DEFTF). For more information on Valour, visit  www.valour.com.

About DeFi Technologies Inc.:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information, visit https://defi.tech/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to Ethereum Zero, Bitcoin Zero, Cardano ETP and Polkadot ETP or any other products launched by Valour; the growth or potential of any of Valour's products; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be  other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information:
Investor Relations, Dave Gentry,
RedChip Companies Inc.,
1-800-RED-CHIP (733-2447), 407-491-4498,
Dave@redchip.com;

Public Relations,
Veronica Welch,
VEW Media,
ronnie@vewpr.com

CO: DeFi Technologies, Inc. CNW 07:30e 20-MAY-21